210 East Earll Drive Phoenix, AZ 85012 Ph: 602-364-6000

September 1, 2016

Mr. Robert S. Littlepage
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628
Re: Cable One, Inc., File No. 001-36863

Dear Mr. Littlepage,

We refer to your letter dated August 10, 2016 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities Exchange Commission (the “Commission”) to Cable One, Inc. (the “Company”) setting forth the Staff’s comments on the Company’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2015, filed March 7, 2016 (the “Form 10-K”) and the Company’s Current Report on Form 8-K, filed August 3, 2016 (the “Form 8-K”), File No. 001-36863.

We respectfully submit the following responses to the comments contained in the Comment Letter.  The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business, page 36:

1.	In your Form 10 filed on June 4, 2015, you disclosed the relative margins and reasons for the margin disparity between your operating cash flow margins for residential data and business services as compared to residential video. This disclosure was provided in order to discuss the impact of your decision to no longer cross subsidize your video business with cash flows from higher margin products, but to move toward growing or maintaining your higher margin businesses, namely residential data and business services. However, in your Form 10-K you do not provide a similar discussion. Please revise or tell us why you believe that it is not necessary to do so.

Response: The Company respectfully acknowledges the Staff’s comment.  In future Annual Reports on Form 10-K, the Company will discuss the impact of our decision to no longer cross subsidize our video business with cash flows from higher margin products, but to move toward growing or maintaining higher margin businesses, namely residential data and business services.

Adjusted EBITDA from continuing operations, page 46:

2.	Considering Free Cash Flow is a liquidity measure, please note that excluding charges or liabilities that required or will require cash settlement is prohibited under Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your presentation or tell us why you believe that it is not necessary to do so.

Response: The Company respectfully acknowledges the Compliance and Disclosure Interpretations published by the Staff on May 17, 2016, regarding, among other things, Item 10(e) of Regulation S-K.  In the future, the Company will not present “Free Cash Flow” that adjusts for items requiring cash settlement, such as interest, income taxes and other charges, in its Annual Reports on Form 10-K or its Quarterly Reports on Form 10-Q.

Form 8-K filed August 3, 2016

Exhibit 99.1:

3.	Given that you adjust “Free Cash Flow” for items requiring cash settlement such as interest, income taxes and other charges, please revise the title of this measure to something similar to “Adjusted Free Cash Flow” to alert your investors that it has been adjusted from the measure typically referred to as “Free Cash Flow.” Also revise to include a statement disclosing the reasons why management believes that presentation of this non-GAAP measure provides useful information to investors.

Response: The Company respectfully acknowledges the Staff’s comment and appreciates the opportunity to speak with the Staff on August 25, 2016 and August 31, 2016. The Company has determined that it will no longer present a measure entitled “Free Cash Flow” that adjusts for items requiring cash settlement, such as interest, income taxes and other charges, in its earnings releases or other public disclosures. In light of the conversation with the Staff and the Company’s continuous evaluation of how it and its investors use various non-GAAP measures, the Company has determined that such measure is more appropriately titled “Adjusted EBITDA less capital expenditures.”

In its past disclosures and, most recently on page 7 of Exhibit 99.1 of the Form 8-K, the Company has provided the following disclosure as the reasons as to why management believes the presentation of the measure previously referred to as “Free Cash Flow” is useful:

“The Company believes that Free Cash Flow is useful as it shows the Company’s performance while taking into account cash outflows for capital expenditures and is one of several indicators of the Company’s ability to service debt, make investments and/or return capital to its shareholders. The Company also believes that Free Cash Flow is one of several benchmarks used by investors, analysts and peers for comparison of performance in the Company’s industry, although its measure of Free Cash Flow may not be directly comparable to similar measures reported by other companies.”

To enhance disclosure and increase transparency, the Company will update its disclosure to reflect the title of the measure as “Adjusted EBITDA less capital expenditures” and clarify its disclosure in the Use of Non-GAAP Financial Metrics disclosure of Exhibit 99.1 of the Form 8-K as follows:

“The Company uses certain measures that are not defined by generally accepted accounting principles in the United States (“GAAP”) to evaluate various aspects of its business. Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA less capital expenditures are non-GAAP financial measures and should be considered in addition to, not as a substitute for, net income or net cash provided by operating activities reported in accordance with GAAP. These terms, as defined by Cable ONE, may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA less capital expenditures are reconciled to net income in the Financial Results table of this press release. Adjusted EBITDA less capital expenditures is also reconciled to net cash provided by operating activities in the Reconciliation of Non-GAAP Measure table of this press release.

“Adjusted EBITDA” is defined as net income plus net interest expense, provision for income taxes, depreciation and amortization, equity- and pre-spin cash-based incentive compensation expense, (gain) loss on deferred compensation, loss on disposal of fixed assets, other income and other unusual operating expenses, as defined in the Financial Results table of this press release. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of the Company’s business as well as other non-cash or special items and is unaffected by the Company’s capital structure or investment activities. This measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues and the Company’s cash cost of financing. These costs are evaluated through other financial measures.

“Adjusted EBITDA Margin” is defined as Adjusted EBITDA divided by total revenues.

“Adjusted EBITDA less capital expenditures” is calculated as net cash provided by operating activities excluding the impact of capital expenditures, interest expense, provision for income taxes, changes in operating assets and liabilities and other unusual operating expenses, as defined in the Reconciliation of Non-GAAP Measure table of this press release, when used as a liquidity measure. The Company previously titled this measure “Free Cash Flow.”

The Company uses Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA less capital expenditures to assess its performance, and it also uses Adjusted EBITDA less capital expenditures as an indicator of its ability to fund operations and make additional investments with internally-generated funds. In addition, Adjusted EBITDA generally correlates to the leverage ratio calculation under the Company’s credit facilities and outstanding 5.75% senior unsecured notes due 2022 to determine compliance with the covenants contained in the facilities and notes. For the purpose of calculating compliance with leverage covenants, the Company uses a measure similar to Adjusted EBITDA, as presented. Adjusted EBITDA and capital expenditures are also significant performance measures used by the Company in its annual incentive compensation program. Adjusted EBITDA does not take into account cash used for mandatory debt service requirements or other non-discretionary expenditures, and thus does not represent residual funds available for discretionary uses.

The Company believes Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors in evaluating the operating performance of the Company. The Company believes that Adjusted EBITDA less capital expenditures is useful to investors as it shows the Company’s performance while taking into account cash outflows for capital expenditures and is one of several indicators of the Company’s ability to service debt, make investments and/or return capital to its shareholders.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA less capital expenditures and similar measures with similar titles are common measures used by investors, analysts and peers to compare performance in the Company’s industry, although the Company’s measures of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted EBITDA less capital expenditures may not be directly comparable to similarly titled measures reported by other companies.”

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please feel free to call me at (602) 364-6505 or email me at kevin.coyle@cableone.biz.

Sincerely,

/s/ Kevin P. Coyle

Kevin P. Coyle

Mr. Robert S. Littlepage
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

With a copy to:

Mr. Carlos Pacho
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

VIA OVERNIGHT DELIVERY AND EDGAR